VIA EDGAR

August 26, 2015

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 18, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 13, 2015
File No. 001-16581

Dear Ms. Hayes:

This letter is in response to the comments you raised in your letter dated August 12, 2015 based on your review of Santander Holdings USA, Inc.’s (the “Company’s” or “SHUSA’s”) Form 10-K for the year ended December 31, 2014 and Form 10-Q for the quarter ended March 31, 2015.

Set forth below are responses to each of the Staff’s comments. For ease of reference, we have repeated the Staff’s comments, indicating each comment in boldface text with our response below. We have also underlined proposed additions and struck through proposed text to be deleted in future filings. Unless stated otherwise, the Company’s intention would be to include additional disclosures, as appropriate, commencing with the filing of our September 30, 2015 Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2014

Credit Risk Management, page 78

1.
We note your disclosure for loan portfolio by loan type as well as the description of credit risk associated with each loan type. However, it does not appear your disclosure adequately addresses the risks and characteristics of Santander Consumer USA Holdings’ (SCUSA) non-prime retail installment and auto loans and personal unsecured loans which make up 33% of your loan balances and the vast majority of your allowance balance. Please revise your MD&A to address the following related to these portfolios:

•	Disclose the allocation between prime and non-prime loans.

•	Disclose the typical terms of your retail installment contracts and auto loans and the percentage of fixed loans versus variable loans.

•
Discuss default rates and other risks associated with non-prime loans, the procedures you follow to mitigate those risks, and how the level of non-prime loans in your portfolio affects your allowance levels.

The Company acknowledges the Staff’s comment and will revise future filings, as applicable, similar to the following:

As of December 31, 2014, over 79% of our retail installment contracts and over 44% of our personal unsecured loans were nonprime loans (defined by the Company as customers with a FICO score of below 640) with customers who did not qualify for conventional consumer finance products as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments. While underwriting guidelines were designed to establish that the customer would be a reasonable credit risk, the nonprime loans nonetheless will experience higher default rates than a portfolio of obligations of prime customers. Additionally, higher unemployment rates, higher gasoline prices, unstable real estate values, re-sets of adjustable rate mortgages to higher interest rates, the general availability of consumer credit, and other factors that impact consumer confidence or disposable income could lead to an increase in delinquencies, defaults, and repossessions, as well as decrease consumer demand for used automobiles and other consumer products, weakening collateral values and increasing losses in the event of default. Because our historical focus for such credit has been predominantly on nonprime consumers, the actual rates of delinquencies, defaults, repossessions, and losses on these loans could be more dramatically affected by a general economic downturn. Our automated originations process reflects a disciplined approach to credit risk management to mitigate the risks of nonprime customers. Our robust historical data on both organically originated and acquired loans provides us with the ability to perform advanced loss forecasting. Each applicant is automatically assigned a proprietary custom score using information such as FICO®, debt-to-income ratio, loan-to-value ratio, and over 30 other predictive factors, placing the applicant in one of 100 pricing tiers. The pricing in each tier is continuously monitored and adjusted to reflect market and risk trends. In addition to our automated process, we maintain a team of underwriters for manual review, consideration of exceptions, and review of deal structures with dealers.

SCUSA experienced a default rate of 8.1% for nonprime loans and 2.5% for prime loans during the twelve months ended December 31, 2014. We monitor early payment defaults and other potential indicators of dealer or customer fraud, and use the monitoring results to identify dealers who will be subject to more extensive reviews when presenting customer applications, as well as dealers with whom we choose not to do business. At December 31, 2014, a typical retail installment contract was originated with a maturity of 61-72 months, an average APR of 16.0%, and is purchased from the dealer at a discount of 2.1%. All of our retail installment contracts and auto loans are fixed rate loans.

Nonprime retail installment contracts and personal unsecured loans have a higher inherent risk of loss than prime loans. We record an allowance for loan losses to cover our estimate of inherent losses incurred as of the balance sheet date on our retail installment contracts and personal unsecured loans. The inclusion of SCUSA’s nonprime loans within the Company’s loan portfolio effective upon the Change in Control in 2014, among other things, increased the allowance for loan losses as a percentage of loans held for investment from 1.85% at December 31, 2013 to 2.77% at December 31, 2014.

TDRs, page 84

2.
We note that “other consumer loans” includes home equity loans, home equity lines of credit, retail installment contracts and other secured and unsecured lending per your disclosure on page 84. In light of the fact that these other consumer TDRs make up 87% of performing TDRs, 62% of non-performing TDRs, and 83% of total TDRs, please disaggregate this category to separately break out the categories driving the majority of the volume. In this regard, it would appear that the retail installment and auto loans category is driving the majority of the TDR activity and thus should be separately disaggregated to discuss the key trends in the portfolio.

The Company acknowledges the Staff’s comment and will include additional disclosure in future filings, as applicable, similar to the following:

The following table summarizes TDRs at the date indicated:

December 31, 2014
(in thousands)
Performing
Commercial	$186,789
Residential mortgage	83,597
Retail installment contracts	1,772,750
Other consumer	74,653
Total performing	2,117,789
Non-performing
Commercial	74,308
Residential mortgage	70,624
Retail installment contracts	180,635
Other consumer	51,672
Total non-performing	377,239
Total	$2,495,028

The Company will also provide additional discussion on TDRs at the disaggregated level to discuss the key trends in the portfolio as follows:

Retail installment contracts

Retail installment contracts are a new portfolio for the Company in 2014 as a result of the Change in Control. The retail installment contract portfolio is primarily comprised of nonprime loans which leads to a higher rate of modifications and deferrals, and thus a higher volume of TDRs, than our other portfolios. Total retail installment contract TDRs (performing and non-performing) comprised 8.7% of the Company’s total retail installment contract portfolio at December 31, 2014.

3.
In light of the significant volume of TDRs since the Change in Control and fluctuation of activity in the balance during the year, please revise future filings to provide a rollforward of the TDR balance during the period by significant portfolio segment, with specific quantification of new TDRs, paydowns, charge-offs, and sales.

The Company acknowledges the Staff’s comment and will include such a rollforward of the TDR balance during the period by significant portfolio segment, with specific quantification of new TDRs, paydowns, charge-offs, sales, and other material activity in future filings.

4.
We note your disclosure that the reduction in performing residential mortgage TDRs to total residential mortgage TDRs was primarily due to the increased volume of mortgages held for investment as you continue the strategy of retaining most loan originations for investment. It is unclear how this explanation supports the decrease in this ratio, given that the comparison is to total residential mortgage TDRs rather than the level of residential mortgages in your portfolio. Please advise, or revise your disclosure in future filings.

The Company acknowledges the Staff’s comment and will revise future filings, as applicable, similar to the following:

Performing residential mortgage TDRs decreased from 69.9% of total residential mortgage TDRs at December 31, 2013 to 54.2% of total residential mortgage TDRs at December 31, 2014 as a result of the sale of $484.2 million performing TDRs and non-performing loans which was disclosed on pages 78 and 139. This loan sale was also the driver of the overall decrease in residential mortgage TDRs between December 31, 2013 and December 31, 2014.

5.
We note that SCUSA may offer multiple deferrals for their retail installment contract portfolio which would be considered TDRs. Please clarify how these retail installment contract deferrals are reflected in the performing versus non-performing TDR disclosures on page 83. In your response, it may be helpful to provide an illustrative example of how the loan would be categorized after the first deferral, and then whether there is any difference in approach for any second or third deferral granted after that.

The table on page 83, presents the composition of non-performing assets, which would include delinquent retail installment contracts greater than 60 days, TDRs, other real estate owned and repossessed assets.

The first deferral for retail installment contracts does not result in the classification of the loan as a TDR unless the deferral is for a period of 90 days or more. Deferrals for a period of 90 days or more require a higher level of approval because they typically occur at a higher level of delinquency and therefore are less likely to perform. If a retail installment contract is granted a second deferral (regardless of the length of the deferral), the loan is considered a TDR by the Company and will be included in the table as a nonperforming loan.

For a non-performing retail installment contract, once a deferral is granted, the contract is returned to current status and therefore would be considered performing. Both prior to and subsequent to the classification of a retail installment contract as a TDR, its classification as performing or non-performing is determined by its delinquency. TDRs less than 60 days past due are considered performing, while TDRs greater than 60 days past due are considered non-performing.

Allowance for Credit Losses, page 86

6.
We note that you provide a very high level description of the factors considered in your allowance methodology for retail installment contracts and personal unsecured loans on page 89. In light of the fact that the vast majority of your provision pertains to this portfolio (per disclosure on page 216), please respond to the following, and expand your disclosure either here or in the footnotes, as applicable, to address the following:

•	Tell us whether your retail installment contract and personal unsecured loans are considered together or separately for purposes of assessing the required allowance.

•	Tell us the number of loan pools utilized for your retail installment contracts and how the pools are stratified.

•
Tell us in more detail how your model specifically considers economic conditions such as unemployment rates, changes in used vehicle index value and bankruptcy trends in your methodology. For example, is this based on a qualitative overlay, or is it explicitly built into the quantitative methodology?

Retail installment contracts and personal unsecured loans are considered separately in assessing the required allowance for loan losses using loss forecasting models developed specifically for the respective portfolios.

For retail installment contracts, we segregate the portfolio into three pools: Chrysler prime, Chrysler non-prime, and core (non-Chrysler), then further stratify each pool by vintage and custom loss forecasting score. For each vintage and risk segment, our vintage model predicts timing of unit losses and loan balances at time of default.

For the personal unsecured loan portfolio, we employ product-specific models in determining the required allowance for loan losses. There are two primary models, each of which stratifies the respective loan pool based on criteria such as vintage, delinquency categories, and age of the account.

For retail installment contracts, our allowance for loan loss models consider changes in the used vehicle index when forecasting recovery rates to apply to the gross losses forecasted by the retail installment contract vintage model. Our models do not include other macro-economic factors. Instead, the allowance for loan loss process considers these factors such as unemployment rates and bankruptcy trends as potential qualitative overlays. As a standing practice, Management reviews idiosyncratic and systemic risks facing the business.

Regarding the calculation of the allowance for loan loss for retail installment contracts and personal unsecured loans, the Company intends to enhance disclosure in future filings similar to the following (new language underlined):

For retail installment contracts and personal unsecured loans, the Company estimates the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in the portfolio. ~~Probable losses are estimated based on contractual delinquency status and historical loss experience, in addition to the Company’s judgment of estimates of the value of the underlying collateral, bankruptcy trends, economic conditions such as unemployment rates, changes in the used vehicle value index, delinquency status, historical collection rates and other information in order to make the necessary judgments as to probable loan losses.~~ Retail installment contracts and personal unsecured loans are considered separately in assessing the required allowance for loan losses using product-specific allowance methodologies applied on pooled basis.

For retail installment contracts, we segregate the portfolio based on homogeneity into pools based on source, then further stratify each pool by vintage and custom loss forecasting score. For each vintage and risk segment, our vintage model predicts timing of unit losses and the loan balances at time of default.

For the personal unsecured loan portfolio, the Company employs product specific models in determining the required allowance for loan losses. For our fixed rate installment loan portfolio, a vintage modeling approach is employed in which the models predict the timing of losses and the loan balance at the time of default. As these are unsecured loans, the total loss is the loan balance at the time of default. For our revolving loans, the model stratifies the portfolio based on delinquency categories and age of account. Loss rates are derived from historical experience to determine the expected portfolio losses over the next 12 months.

We consider changes in the used vehicle index when forecasting recovery rates to apply to the gross losses forecasted by the vintage model. Our models do not include other macro-economic factors. Instead, the allowance for loan loss process considers these factors such as unemployment rates and bankruptcy trends as potential qualitative overlays. Management reviews idiosyncratic and systemic risks facing the business. This qualitative overlay framework allows the allowance for loan loss process to arrive at a provision that reflects all relevant information, including both quantitative model outputs and qualitative overlays.

Interest Rate Risk, page 102

7.
We note the disclosure of your market value of equity analysis (MVE) on page 103 and the related effect on MVE based on three interest rate scenarios. Please tell us and disclose in future filings why the MVE decreases in scenarios when the interest rates decrease and also decreases in the scenarios where interest rates increase during the year ended December 31, 2014. As part of your expanded disclosure, please describe the type of portfolio that leads to a particular effect on MVE. For example, clarify how MVE would be affected if your portfolio was based on more fixed-rate assets than fixed-rate liabilities in the portfolio and vice versa.

As of December 31, 2014, SHUSA’s market value of equity (“MVE”) profile presented a concave shape: it decreases for downward parallel interest rate shocks and also for upward parallel interest rate shocks. This is due to negative convexity stemming from the prepayment option of mortgage-related products, the impact of which is not fully offset by our funding base (largely non-maturity deposits) (“NMDs”).

In downward parallel interest rate shocks, mortgage-related products’ prepayments increase, their duration decreases and their market value appreciation is limited. For the same downward shocks, with customer interest rates so close to zero, SHUSA cannot effectively transfer rate drops to its NMD (the change in market value of NMDs is almost linear and symmetric for upward and downward interest rate shocks). For upward parallel interest rate shocks, however, extension risk weighs on a sizable portion of SHUSA’s mortgage-related products, which are predominantly long-term and fixed-rate, and is not offset by the relative loss in value of the NMD (i.e., not subject to a similar and offsetting extension risk).

As of December 31, 2014, the weighted average duration of assets is slightly larger than the weighted average duration of liabilities. In upward shock scenarios, asset market values decrease faster than liability market values. When interest rates are shocked downward, due to the negative convexity of mortgage-related products, the market value of assets rises slower than that of liabilities. Thus, the Company loses value in both upward and downward shocks for MVE. The current low interest rate environment plays a part in the negative outcome of MVE downward shocks. In a higher interest rate environment, SHUSA would expect a more positive result for downward shocks, with increased contribution from its mortgage-related assets.

The Company will revise future filings, as applicable, similar to the following:

As of December 31, 2014, SHUSA’s market value of equity (“MVE”) profile presented a concave shape. There was a decrease of X for downward parallel interest rate shocks and also a decrease of X for upward parallel interest rate shocks. This is due to negative convexity stemming from the prepayment option for mortgage-related products, the impact of which is not fully offset by our funding base (largely non-maturity deposits)(“NMDs”).

In downward parallel interest rate shocks, mortgage-related products’ prepayments increase, their duration decreases and their market value appreciation is limited. For the same downward shocks, with customer interest rates so close to zero, SHUSA cannot effectively transfer interest rate drops to its NMD. For upward parallel interest rate shocks, however, extension risk weighs on a sizable portion of SHUSA’s mortgage-related products, which are predominantly long-term and fixed-rate, and is not offset by the relative loss in value of the NMD.

Consolidated Statements of Operations, page 110

8.
We note your presentation of “Net Income” as the portion of consolidated net income that is attributable to the Company. In light of the guidance and example presentations in ASC 810-10-50-1A and 810-10-55-4J, please revise the title of “Net Income” to be more descriptive of the nature of the balance, such as “Net Income Attributable to the Company”.

The Company acknowledges the Staff’s comment and will revise the title of the line in question to read “Net Income Attributable to the Company” or “Net Income Attributable to SHUSA” in future filings.

Consolidated Statements of Comprehensive Income, page 111

9.
We note that you have not attributed any of your other comprehensive income to your noncontrolling interest for the year ended December 31, 2014 or the quarter ended March 31, 2015, but in the separate financial statements of SCUSA, SCUSA has other comprehensive income related to cash flow hedges. Please advise, or revise as appropriate.

The Company elected not to re-designate a number of interest rate swaps as cash flow hedges that were designated by SCUSA upon the Change in Control date as disclosed on page 170 of SHUSA’s Form 10-K. As a result, a portion of the amount recorded by SCUSA as other comprehensive income relating to these cash flow hedges are recorded within SHUSA’s statement of operations during the period. The amount of other comprehensive income related to SCUSA’s new cash flow hedges after the Change in Control date that was attributable to the Company for the period ended December 31, 2014 was immaterial to the overall financial statements and disclosures and as a result was not disclosed separately.

The Company will include additional disclosure regarding these matters in future filings, as material and applicable.

Note 3 - Business Combinations, page 130

Consolidated Assets Acquired and Liabilities Assumed, page 131

10.
We note that you identified a dealer network intangible and the Chrysler relationship intangible in connection with the Change in Control transaction, with a fair value of $580.0 million and $138.8 million, respectively. Please tell us in further detail the methodologies employed to fair value these assets as well as the most significant inputs to the valuation model.

Dealer Network

The Company used the Multi-Period Excess Earnings Method (“MEEM”), a form of the income approach under ASC 820, to fair value the intangible assets acquired as part of the Change in Control. The principle behind this methodology is that the value of the intangible asset is equal to the present value of the after-tax cash flows generated from new loan originations attributable to the intangible asset. SCUSA is one of approximately 1,500 auto finance lenders in the U.S and has established a network of over 14,000 automobile dealers. The most significant inputs into the valuation of the dealer network intangible were:

•
A probability of future renewals of the dealer agreements, including consideration of SCUSA’s relationship with the most active dealers, as approximately 70% of volumes from SCUSA’s network are generated by 30% of the dealers.

•	A projected annual attrition rate of 10% based on expectations of heightened competition and historical attrition of dealers no longer doing business with the Company.

•	Annual return on asset (“ROA”) estimates for new loans attributable to the dealer network based on asset-weighted pre-tax ROA expectations for loans from SCUSA’s network.

•	A tax rate of 37.5% was applied to the profit from new loans based on SCUSA’s historical and project tax rates.

•	A discount rate of 12.0% was utilized in the analysis, which reflects the risk associated with the intangible asset relative to the overall business operations of the Company.

Chrysler Relationship Intangible

In May 2013, SCUSA entered into a 10-year agreement with Chrysler that gave SCUSA preferred lender status and the right to offer products and services under the Chrysler Capital brand. At the execution of the agreement, SCUSA was required to make a non-refundable, non-contingent payment to Chrysler of $150 million, which amortized down to $138.8 million at the time of the Change in Control. SHUSA concluded that this balance of $138.8 million represented the fair value of the intangible recorded based on the following:

•
The price paid to enter into the contract was determined through extensive negotiations in an open bidding process which included ten active bidders that were all strong competitors to SCUSA nine months prior to the Change in Control.

•	The review of the contract by the Company did not identify any off-market terms.

•	SCUSA-specific synergies including its know-how, operational structure and experienced leadership gives SCUSA the ability to extract additional value from the Chrysler contract.

•
As of the Change in Control date, nine months of the 10-year contract had expired. The finite life of the contract would result in a fair value lower than the initial $150 million payment that SCUSA paid to Chrysler as time expires.

Based on the above factors, the Company concluded that the market-clearing price (of $150 million less nine months of amortization) of $138.8 million represented the price a willing market participant would pay to enter into the contract.

Note 5 - Loans and Allowance for Credit Losses, page 138

11.
Given the substantial amount of new retail installment contracts that were recorded at fair value on the Change in Control date, please tell us whether, and if so how, you made adjustments to your allowance methodology to capture the different recorded investments between the retail installment contracts existing at the Change in Control date, and new retail installment contracts originated after the Change in Control. Additionally, please respond to the following:

•
Tell us the remaining balance of the retail installment contracts recorded at fair value (and considering estimated future credit losses per your disclosure on page 132) and those that were newly originated after the Change in Control date as of December 31, 2014, March 31, 2015 and June 30, 2015.

•	Tell us whether you have recorded any allowance for loan losses for the retail installment contracts existing at the Change in Control date.

•
We note that on page 153 you show $2.2 billion of new TDRs for retail installment contracts and auto loans (based on pre-modification recorded investment balances) for the year ended December 31, 2014. However, we note that on page 90 of Santander Consumer Holdings USA Form 10-K for the year ended December 31, 2014, they show new TDRs for retail installment contracts in the amount of $3.0 billion for the year ended December 31, 2014. Please tell us the drivers of the significant difference between the two amounts given that the Change in Control occurred on January 28, 2014 and thus it would appear the balances would be more similar in size.

The Company’s remaining balance of retail installment contracts recorded at fair value and those that were newly originated after the Change in Control date as of June 30, 2015, March 31, 2015, and December 31, 2014 were:

	As of:
	June 30, 2015	March 31, 2015	December 31, 2014
	(in thousands)
Loans originated prior to Change in Control:
RICs(2) recorded at fair value option	$494,651	$676,097	$845,911
RICs, at amortized cost	8,543,747	10,452,345	11,865,300
Total originated RICs prior to Change in Control	9,038,398	11,128,442	12,711,211
RICs Originated after Change in Control, at amortized cost	14,819,376	12,236,294	9,692,790
SBNA auto loans	18,204	21,456	26,240
Total Retail Installment Contracts (1)	$23,875,978	$23,386,192	$22,430,241

(1) Excludes loans held for sale of $1,520,168, $1,044,780, and $45,424 as of June 30, 2015, March 31, 2015, and December 31, 2014, respectively.
(2) Retail installment contract (“RIC”)

The Company did not record an allowance for loan loss for retail installment contracts existing at the Change in Control date in accordance with generally accepted accounting principles.

At the Change in Control date, SCUSA’s loans were segregated into performing and nonperforming pools of organically originated retail installment contracts, SCUSA purchased auto receivables, and SCUSA purchased recreational vehicle receivables. The Company elected to account for non-performing loans under the fair value option (“FVO”) with non-performing pools being defined as loans more than 60 days delinquent as of the date of the Change in Control. Performing loans were accounted for using the amortized cost method. The main driver behind the significant difference between the number of new retail installment contract TDRs reported by SHUSA compared to SCUSA is related to purchase accounting. As noted in our response to Question 5, a loan is considered a TDR if a loan is deferred for more than 90 days or receives a second deferral. SHUSA recognized SCUSA’s loans at their acquisition date fair values upon the business combination or Change in Control. ASC 805-20-30-4 provides that the loans’ performance and restructured terms prior to the business combination are already considered in their fair value measurements. Therefore, the loans acquired by SHUSA are treated as newly- acquired loans.

The primary impact of purchase accounting is the impact of the fair value adjustments, which affects the carrying value of the loans. For SCUSA’s Form 10-K, the loans have a higher carrying value than for SHUSA’s Form 10-K. The second impact of purchase accounting is that for purposes of classifying acquired loans from a business combination or asset acquisitions as TDRs after the acquisition date, modifications offered prior to the acquisition by SHUSA are not considered, as the impact has already been accounted for in the new basis for the loan. Therefore, only modifications occurring subsequent to SHUSA’s acquisition are considered for inclusion as new TDRs, whereas for SCUSA, as discussed in our response to Question 5 above, any deferrals will consider any previous deferrals on the retail installment contracts. Accordingly, loans deferred a second time for SCUSA would be reported as a TDR, but would not be reported as a TDR for SHUSA if the deferral was for less than 90 days and the first deferral occurred prior to the Change in Control date.

12.
We note your disclosure on page 154 that a retail installment contract TDR is considered to have subsequently defaulted at the earlier of the date of repossession or 120 days past due. However, in light of the fact that the vast majority of your retail installment TDRs appear to be due to deferrals, tell us how this policy captures the fact that you may grant a 90 day deferral which is considered a TDR, but then a subsequent deferral is needed.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that once granted, a deferral returns a loan to current status; as such, the 120-day charge-off period starts over upon the issuance of a deferral. Our policies and guidelines limit the number and frequency of deferrals that may be granted to one every six months and a maximum of eight months extended during the life of a loan. As such, a loan that receives a deferral cannot receive another deferral until six months have elapsed. The Company notes that deferrals are granted on a case-by-case basis. The Company uses a proprietary model that considers the consumer’s credit profile, payment history, and capacity to perform under the extended payment terms, and generally only grants deferrals when that action is expected to be accretive in the long term. As disclosed on page 85, “[w]e evaluate the results of our deferral strategies based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.”

Note 16 - Income Taxes, page 177

13.
We note a significant increase to your income tax expense for fiscal 2014 compared to prior years as well as significant changes to your deferred tax assets and liabilities. Your disclosure indicates that these changes are primarily attributable to the Change in Control. In future filings, please revise your disclosure here or in MD&A, as appropriate, to address the following:

•	Provide further details on your income tax expense components to quantify significant elements and drivers that caused a shift in current and deferred taxes and rate changes.

•	Discuss the tax implications related to material transactions including SCUSA, trends, and other known items impacting your income tax provision.

•
Expand your net deferred tax asset and liability disclosure to discuss the drivers of significant changes in the line items and the impact of material transactions. Provide an explanation of the IRC Section 475 line item and discuss additional risk factors associated with this tax planning strategy, if any. Tell us the impact of this election on future tax rates and prospective financial statements.

•	Tell us how you considered IRC Section 382 as it relates to the SCUSA transaction in the current period.

The Company will include additional disclosure in future filings, as applicable, to the effect below (new language underlined):

Related to MD&A Sections

INCOME TAX PROVISION (page 55)

An income tax provision of $1.4 billion was recorded for the year ended December 31, 2014 compared to $160.3 million for the year ended December 31, 2013, resulting in an effective tax rate (“ETR”) of 34.3% for the year ended December 31, 2014 compared to 20.3% for the year ended December 31, 2013. ~~The higher tax rate in 2014 was primarily due to the gain resulting from the Change in Control and the post Change in Control results of SCUSA.~~

The higher income tax provision in 2014 was due to several factors. First, the Company recognized tax expense of $917.5 million (approximately $841.7 million of which was deferred) on book gains of $2,428.5 million related to the Change in Control. The book gain was primarily due to the excess of fair value over the carrying value of the assets on SCUSA’s books at the time of the Change in Control. The $841.7 million of deferred tax liability would be recognized upon the Company’s disposition of its interest in SCUSA. The income tax provision also increased by approximately $523 million in 2014 due to the inclusion of the operating income of SCUSA (as adjusted for purchase accounting) in SHUSA’s pre-tax income, as a result of SCUSA’s consolidation into SHUSA’s financial statements. When SCUSA was previously presented as an equity method investment, SHUSA included SCUSA’s net income in SHUSA’s presentation of pre-tax income. The impact of these two items was partially offset by a decline in SHUSA’s (excluding SCUSA) operating pre-tax earnings (excluding the gain recognized from the Change in Control) versus that of 2013, which caused a decrease in tax expense of approximately $190 million.

The higher effective tax rate in 2014 was driven primarily by two factors related to the Change in Control. The consolidation of SCUSA highlights the impact of double taxation on SCUSA’s operating income because the consolidated financial statements include the taxes paid by SCUSA as well as the taxes accrued by SHUSA on its share of SCUSA’s earnings. This was not reflected under equity-method accounting, which was applicable to SHUSA’s 2013 consolidated financial statements. When compared to the results of 2013, the impact of this presentation resulted in an increase in the ETR of approximately 9%. In addition, the significant increase in the pre-tax income resulting from the Change in Control and the inclusion of the operating income of SCUSA reduced the relative impact of favorable permanent tax differences (e.g., tax-exempt income and tax credits). When compared to 2013, the dilution effect of the higher pretax income from these two items on the favorable permanent items resulted in an increase in the ETR of approximately 7%. The impact of these two items was partially offset by a decrease of approximately 3% related to state and local taxes, which was due to SCUSA being taxable in jurisdictions with lower tax rates relative to SHUSA’s historical filing group and changes in law in both New York State and Massachusetts, which had an overall favorable impact on the Company. It is expected that the Company’s ETR will trend higher than for years 2013 and earlier due to the level of income produced by SCUSA that contributes to the dilution effect described above.

The Company's effective tax rate in future periods will be affected by its results of operations allocated to the various tax jurisdictions in which the Company operates, any change in income tax laws or regulations within those jurisdictions, and interpretations of income tax regulations that differ from the Company's interpretations by tax authorities that examine tax returns filed by the Company or any of its subsidiaries.

DEFERRED TAXES AND OTHER TAX ACTIVITY (page 92)

The Company's net deferred tax balance was a liability of $1.0 billion at December 31, 2014, compared to an asset of $748.0 million at December 31, 2013. The variance of $1.8 billion was primarily due to $1.5 billion of deferred taxes recorded in connection with the Change in Control, a $79.5 million reduction in deferred tax assets due to the adoption of ASU 2013-11, a $118.3 million reduction due to an overall decrease in historical pre-SCUSA consolidation cumulative temporary differences and net operating loss carry-forwards, and a $98.2 million reduction in deferred tax assets related to a decrease in investment and market-related unrealized losses. The $1.5 billion impact from the Change in Control consists of an increase of $841.7 million in SHUSA’s book over tax basis difference in SCUSA and the inclusion of SCUSA’s $471.1 million net deferred tax liability position along with SCUSA-related purchase accounting adjustments of $160.2 million resulting from the consolidation of SCUSA into SHUSA’s financial statements. The book over tax basis difference is due to the excess of the fair value over the carrying value of the net assets on SCUSA’s books at the time of the Change in Control. The tax expense on this book gain would be realized upon the Company’s disposition of its interest in SCUSA. SCUSA’s net deferred tax liability was driven primarily by a deferred tax liability of $1.2 billion related to accelerated tax depreciation on leasing transactions, partially offset by (1) a deferred tax asset of $638.0 million for net gains that have been recognized for tax purposes on loans that are required to be marked to market for tax purposes under IRC 475, but are not marked to market for book purposes, and (2) electric car credit carryforwards of $42.8 million.

The Company will include additional disclosure in future filings, as applicable, related to changes in deferred tax asset and liability disclosures to discuss the drivers of significant changes in line items and the impact of material transactions. With respect to the question related to the IRC Section 475 line item, the Company respectfully advises the Staff that this is not a tax planning strategy. The change in the deferred tax asset reflects the change in the value of certain loans that SCUSA is required to mark to market under IRC Section 475, for which it has recognized taxable gain/loss ahead of book gain/loss. This is a timing difference that will reverse when the assets are sold (i.e. when the gain/loss is recognized for book purposes). This line item may increase or decrease based on the value of SCUSA’s loans that are subject to mark-to-market for tax purposes. SCUSA’s marking the loans to fair value in accordance with IRC Section 475, is a timing item that does not impact the effective tax rate of our current or future financial statements.

The SCUSA transaction did not result in an ownership change that meets the definition of IRC Section 382 that would require consideration of any type of limitation on the utilization of tax attributes in the current period.

Note 19 - Fair Value, page 186

Level 3 Rollforward for Recurring Assets and Liabilities, page 191

14.
We note that you recognized a $559.2 million gain in earnings related to your retail installment contracts held for investment, which represents SCUSA’s retail installment contracts that would have been accounted for under ASC 310-30, as well as SCUSA’s retail installment contracts that were more than 60 days past due at the date of the Change in Control. You disclose on page 198 that these loans had an aggregate fair value of $1.9 billion at the date of the Change in Control and an aggregate unpaid principal balance of $2.6 billion. In light of these balances, and the fact that the loans were originally recorded at fair value as of January 28, 2014, please tell us the factors driving a $559.2 million increase in the balance during the remaining eleven months of the year. In this regard, we note the description of the methodology utilized on page 193 and the assumptions as of December 31, 2014 on page 195, but it is unclear how and which assumptions changed so significantly between the initial recording on January 28, 2014 and December 31, 2014.

The Company utilized a discounted cash flow model and a liquidation cash flow model, which uses observable third-party exit pricing from recent automobile auctions, to estimate the fair value of retail installment contracts at the date of the Change in Control. These loans were segregated into performing and nonperforming pools. Non-performing pools were defined as loans more than 60 days delinquent as of the date of the Change in Control. The fair value of the performing loans was calculated using a discounted cash flow model consistent with the income approach specified in ASC 820 while the fair value of the non-performing loans was calculated using a liquidation cash flow model.

As noted on page 198, loans held for investment for which the Company has elected the FVO had an unpaid principal balance of $2.6 billion of which approximately $970.5 million were non-performing at the date of the Change in Control. There were immaterial changes to the assumptions used to derive the fair value of the loan portfolios throughout 2014. The gain in earnings related to the nonperforming retail installment contract portfolio was $339.3 million due to a significant portion of these loans returning to performing status during the year resulting in an increase to the fair value of the portfolios as well as loans being paid in full rather than being charged off. The gain in earnings related to the SCUSA purchased auto receivables loan portfolio was $168.9 million due to an extension in the expected life of the loans, which increased the fair value of the loan portfolio. At December 31, 2014 the portfolio of loans for which the fair value was elected was comprised of 70% of performing loans and 30% of non-performing loans.

Note 24 - Business Segment Information, page 214

Results of Segments, page 216

15.
Please tell us why the “SCUSA Purchase Price Adjustments” line item for the provision for credit losses adds back an additional $457.3 million of provision to reconcile to the total results for the Company. In this regard, we note that the provision amount for the “SCUSA” column agrees to the provision for loan losses in the separate financial statements of SCUSA, and given that the loans were recorded at fair value (and considered expected credit losses) at the Change in Control date, it is unclear why the provision for loan losses for these SCUSA loans would be higher (instead of lower) in your consolidated financial statements.

At the date of Change in Control, the Company did not establish a reserve related to the retail installment contracts. For purposes of calculating the fair value of the portfolio, the Company separated retail installment contracts into six different portfolios. For three of the portfolios, the Company elected the FVO, and therefore no reserve was recorded for these portfolios. For the remainder of the portfolios, which were performing, the Company applied ASC 310-20 as the loans in these portfolios were not considered “credit impaired” at the time of purchase. After the acquisition date, the Company recorded incremental reserves to the extent calculated pool reserves exceeded the unamortized credit mark on the loans established at the acquisition.

SHUSA establishes its reserve for these portfolios based on the differential between SCUSA’s allowance for loan losses and the remaining purchase discount, to ensure the carrying value of loans at SHUSA does not exceed the value at SCUSA due to purchase mark amortization under the interest method. If SCUSA’s allowance(1) is greater than the remaining purchase discount, the difference is deemed to be SHUSA’s allowance requirement. When losses occur, SHUSA’s recorded investment is charged off against the allowance. If at the time of the charge off, SHUSA does not have any allowance, the charge off is recorded against provision expense directly. The remaining purchase discount for the acquired loans is collectively determined on a pro rata basis based on the unpaid principal balance of the charged off loan. The process noted above resulted in SHUSA recording provisions of $457.3 million greater than SCUSA’s provisions during the year ended December 31, 2014.

SHUSA elected the FVO to account for three loan portfolios at the Change in Control date. The market value of these portfolios is updated each month to consider gross charge-offs, recoveries, and interest income, as well as any intrinsic incremental mark-to-market adjustment in the portfolio deemed necessary. No allowance is required as these portfolios are carried at fair value and the impact of any inherent losses is already considered. Accordingly, the Company reverses any provision expense recorded by SCUSA and reflects that amount in the “Eliminations” column of the Results of Segments table that is disclosed on page 216.

(1) No adjustment is required to SCUSA’s allowance for loan losses as SCUSA’s allowance does not consider its own recorded investment in determining its allowance requirement.

Item 11. Executive Compensation, page 230

Compensation Discussion and Analysis, page 230

16.	We note your disclosure on page 233 that the quantitative metrics for determining the short-term incentive compensation award pool included:

•	55% determined based on Santander US’s ordinary profit for 2014 versus 2013; and

•	20% determined based on Santander Group’s net attributable ordinary profit for 2014 versus 2013.
You also indicate that the pool was based on these metrics as compared to an internal target. It is unclear how the comparisons of 2014 results to 2013 results factor into the award pool. Please provide further explanation.

As disclosed in our Form 10-K, the quantitative metrics for determining the plan award pool for 2014 for the Executive Bonus Program are based on the result of the weighting of the results for the following four factors:

•	55% weighting on the results of 2014 Santander U.S.’s ordinary profit divided by 2013 Santander U.S.’s ordinary profit.

•	20% weighting on the result of 2014 Santander group’s ordinary profit and dividing it by the 2013 Santander group’s ordinary profit.

•	15% weighting on the result of the 2014 Santander U.S.’s actual return on risk-weighted assets divided by 2014 Santander U.S.’s internal targets for return on risk-weighted assets.

•	10% weighting on the results of the 2014 Santander group’s actual return on risk-weighted assets divided by the 2014 Santander group’s internal targets for return on risk-weighted assets.

The sum of these four factors is then multiplied by a qualitative modifier as discussed in Question #17 below. The result is then multiplied by the total target bonus pool to determine the total bonus award pool.

17.
Please clarify how you benchmarked the qualitative modifier using the identified peer group. For example, did you target the mean of the peer group or did you revise your modifier based on your peer group’s practices?

The Santander group’s Remuneration Risk Committee, with the support of Internal Audit, assigns qualitative modifiers to the SHUSA bonus pool based on the factors below:

•	Factor based on SHUSA’s balance sheet quality and compliance and risk management.

•	Factor based on a comparison of SHUSA to an “average” peer group.

•	Factor based on customer service improvement in ranking compared to a defined peer group.

18.	How was each executive officer’s target bonus amount established?

SHUSA does not use a formulaic approach in determining an individual’s bonus targets. Santander considers the individual position and scope within the Santander group and SHUSA. In attracting new executives, Santander considers compensation for executives in similar roles at competitor institutions and published market salary surveys of top executives in financial institutions in the US. Additionally, as disclosed in the Form 10-K, target bonus amounts are assigned to each executive based on his or her grade level, previous year’s bonus, and a market benchmark for his or her position, authority, duties, and responsibilities which are reviewed annually and are approved by the Board’s Compensation Committee.

19.
We note your disclosure indicating you conducted a detailed assessment of each executive officer’s accomplishments versus pre-established goals. However, you have not provided a discussion of the accomplishments supporting the awards granted pursuant to the Executive Bonus Program. Please provide further discussion.

Objectives for executive officers are established on an annual basis, generally in the first quarter or at the time the executive officer joins SHUSA. The objectives are reviewed at the end of the fourth quarter and assessed against quantitative and qualitative factors, including, but not limited to, managerial scope of control, progress / improvement, quality of deliverables and the influence of external factors.

In 2014, SHUSA achieved the quantitative financial performance metrics; however, other fundamental qualitative objectives, including SHUSA’s CCAR submission and resolution of outstanding regulatory commitments, were not met. These qualitative factors impacted the awards received in 2014, as demonstrated by the actual bonus payments which ranged from 54% to 101% of reference bonus targets.

Goal	Assessment
Preparation of the budget at the SBNA level to be presented at ALCO	Goal met
Preparation of the budget at the SHUSA level to be presented at ALCO	Goal met
Develop reporting package for SHUSA's performance against peers and the financial services industry	Goal met
Coordinate and improve budgetary processes in line with Strategic and Capital Plan	Goal met
Continue to grow operating lease, floor plan lending, and money business relationship between SBNA and SCUSA	Goal met
Prepare business development plan for creation of new business unit	Goal met
Ensure that SHUSA CCO is in compliance with Santander U.S. holding structure and Regulator’s expectations	Goal met
Integrate SCUSA into the current credit risk framework	Goal met
Ensure alignment and compliance of business units to US Credit Policies and Framework	Goal met
Ensure compliance with risk identification and assessment deliverables	Goal met
Comply with Enterprise Risk Management milestones established	Goal met
Contribute to development of framework and policies that sustain the U.S. functions in terms of credit risk	Goal met
Achieve "needs improvement" and no objection during 2014 mid-year CCAR submission	Goal not met
Close current MRIAs and 10 current MRAs	Goal not met
Deliver all internal audit recommendations	Goal not met
Support Bank wide projects such as capital, RDA, and FBO / IHC implementation plans	Goal not met
Ensure regulatory compliance related to internal reporting to Banco Santander, reporting requirements to other regulatory bodies, and the consolidation of SCUSA	Goal not met
Establishment of effective U.S. risk management structure and team	Goal not met

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Note 11 - Derivatives, page 46

Disclosures about Offsetting Assets and Liabilities, page 51

20.
We note that you have offset $12.4 million of derivative assets and $139.0 million of derivative liabilities as of March 31, 2015, and offset $21.1 million of derivative assets and liabilities as of December 31, 2014. Please tell us why the amount of the derivative asset and liability offset was not equal as of March 31, 2015, particularly given the same approximate level of derivative liabilities as of both dates. To the extent the difference is due to levels of collateral posted, please describe the nature of any changes in your collateral posting requirements or types of counterparties.

There were no significant changes to the levels of collateral posted between December 31, 2014 and March 31, 2015 due to changes in collateral posting requirements or types of counterparties.

During the first quarter of 2015, the Company made a prospective election to conform the application of our derivative netting policy across all of its derivative instruments for the purposes of our disclosure. In connection with assessment of the portfolio subject to such policy application, the Company identified immaterial classification errors relating to the application of master netting arrangements affecting the December 31, 2014 financial statements. Specifically, $51.2 million of collateral that should have offset, or decreased, derivative liabilities was inappropriately classified within other assets of consolidated financial statements by an equal and offsetting amount at December 31, 2014. This amount represents approximately 16.7% of the Company’s derivative liabilities and 0.05% of the Company’s total liabilities and the error did not have an impact on consolidated stockholder’s equity, the consolidated results of operations, the consolidated statement of cash flow, or any other operating measure. The Company has evaluated this and concluded the amount to be immaterial to a potential user of its financial statements. Based on this evaluation, the Company did not revise the respective December 31, 2014 amounts. Further, the Company has conformed its presentation of netting derivative positions for current periods in the March 31, 2015 and June 30, 2015 Quarterly Reports on Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Allowance for Credit Losses, page 107

Unallocated, page 110

21.
We note that your unallocated allowance for loan losses increased by $38.3 million during the quarter. Please tell us the factors driving the increase in this portion of the allowance during the quarter.

The unallocated portion of the Company’s allowance for loan and lease losses provides for other loss factors inherent in its loan and lease portfolios that may not have been contemplated in the general and specific components of the allowance models and process. Examples of inherent losses not captured in our current allowance model that would need to be captured would be delays in the recording of information to systems used by our allowance for loan loss models to calculate the level of required allowance or due to data limitations that may broaden the models’ range of potential reasonable estimates of required allowance. The increase in the unallocated allowance included consideration of an analysis recently completed by the Company of historically observed monthly volatility in the commercial loan portfolios that informed the Company’s management of the potential level of variation that may suggest an increased allowance due to delays in the recording of information.

As of March 31, 2015, the level of unallocated allowance remained immaterial (below 3%) to total allowances, which is within the range of model imprecision that management views as reasonable. Period to period changes in the Company’s historical unallocated allowance for loan and lease loss positions are considered in light of these factors. The overall allowance is at a level that management views as reasonable and supportable to cover inherent losses in our loan and lease portfolios.

Item 4. Controls and Procedures, page 124

Evaluation of Disclosure Controls, page 124

22.
Your disclosure does not state management’s conclusions regarding whether disclosure controls and procedures were effective, or were not effective, as of March 31, 2015. Please refer to Regulation S-K, Item 307 and confirm that you will revise future filings to include a clear statement regarding management’s conclusions concerning the effectiveness of disclosure controls and procedures.

The Company acknowledges the Staff’s comment and will include additional disclosure in future filings to include a clear statement regarding management’s conclusions concerning the effectiveness of disclosure controls and procedures.

*        *        *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (617) 646-2528 or by email at jerry.plush@santander.us.

Sincerely,
/s/ Gerald P. Plush
Name: Gerald P. Plush
Chief Financial Officer and Senior Executive Vice President
Santander Holdings USA, Inc.

cc:	Scott E. Powell
President and
Chief Executive Officer
Santander Holdings USA, Inc.